03/02

CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

82-3378

[redacted]

03032372

Toll Free Tel. No.: (800) 546-3405
Toll Free Fax. No.: (800) 546-3410

September 15, 2003

SEC MAIL PROCESSING
RECEIVED
SEP 2 9 2003
WASH. D.C. 188 SECTION

B.C. Securities Commission
PO Box 10142
Pacific Centre
Vancouver, BC,
V7Y 1L2

Attn: Information and Records Department

Dear Sir or Madam:

SUPPL

Re: **Con-Space Communications Ltd.**

Please accept this letter as our notice to your office of the following dates that relate to the Annual General Meeting of Con-Space Communications Ltd.

Advanced Notice	September 17, 2003
Record Date	September 30, 2003
Delivery, Bulk Materials	October 13, 2003
Mail out to Shareholders	October 20, 2003
Annual General Meeting	**November 13, 2003**

If there are any questions concerning the above please contact me at (604) 244-9323.

Yours truly,
Con-Space Communications Ltd.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

James L. Swanson
Chairman

dlw 9/30

Cc.: Toronto Venture Exchange
Steve Mathiesen, Lang Michener
CIBC Mellon Trust Company
Dale, Matheson, Carr-Hilton, Charted Accountants
U.S. Securities & Exchange Commission

AN ISO 9001 COMPANY

505 - 5600 Parkwood Way, Richmond, BC, V6V-2M2 Tel: (604) 244-9323 Fax: (604) 270-2138 E-mail: jswanson@con-space.com